UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the Fiscal Year ended
December 31, 2025
OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the period from

to

.
Commission file number
1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Or
P.O. Box
810
1000 AV Amsterdam
The
Netherlands
Signed by Brennan Cumming, Director, Human Resources

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Financial Statements
As of December 31, 2025 and 2024
And for the Year Ended December 31, 2025
Supplemental Schedule
As of December 31, 2025

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
December 31, 2025 and 2024

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

Notes to Financial Statements	5 – 10

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025	11 – 12

Signature
Exhibit:
23.1 Consent of Baker Tilly US, LLP	13

Report of Independent Registered Public Accounting Firm
Retirement Plans Committee and Participants
ING Financial Services LLC 401(k) Savings Plan
New York, NY
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BAKER TILLY US, LLP
Peachtree Corners, Georgia
June 26, 2026
We have served as the Plan’s auditor since 2018.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets:
Investments, at fair value (note 3)	$508,503,397	$453,077,912
Notes receivable from participants	1,814,542	1,548,815

Net assets available for benefits	$510,317,939	$454,626,727

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions:
Investment income:
Dividends	$10,915,812
Net appreciation in fair value of investments (note 3)	59,615,295

Total investment income	70,531,107
Other income – revenue sharing	145,500
Interest income on notes receivable from participants	141,837
Contributions:
Employer	9,848,906
Participant	15,054,748
Participant rollover	3,949,713

Total contributions	28,853,367

Total additions	99,671,811
Deductions:
Benefits paid to participants	43,635,937
Administrative expenses (note 2)	344,662

Total deductions	43,980,599

Net increase in assets available for benefits:	55,691,212
Net assets available for benefits:
Beginning of year	454,626,727

End of year	$510,317,939

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

1.	Description of Plan
The following description of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) is provided for only general information. Participants should refer to the Plan agreement for more complete information.
General
The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the “Company” or “Employer”), covering substantially all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility and Participation
Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee who regularly works less than 21 hours per week (a “Part-Time” employee) is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a
12-month
period. Excluded employees include an employee of an affiliated company that is not a participating company, an employee seconded to a participating company by an affiliate company for a temporary period of service, a leased employee, and an individual who was hired for a specified fixed time period and whose employment has not been changed to a permanent status.
Benefits
Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service or by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.
Contributions
Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax
and/or
post-tax
basis. In addition, employees who are age 50 or older are permitted to make additional contributions. The Plan also provides a “rollover” provision for employees receiving distributions from a qualified plan of a former employer. The Plan includes an auto-enrollment provision whereby all newly eligible and rehired employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, and their contributions are invested in a designated fund until changed by the participant and their deferrals are also automatically increased by 1% annually, up to a maximum of 10% of compensation.
In 2019, the Company added a match
true-up
amendment to ensure employees get the maximum match available under the Plan. In the event the match as calculated on periodic payroll cycles results in a shortfall of match due to changes in contribution percentages, the Company will calculate and contribute the difference between the Company match contributions for the Plan year and apply such shortfall in Company contribution to the participant’s deferral contributions and compensation for the entire Plan year and the Company contribution funded during the Plan year if the participant is employed as of the last day of the Plan year.
Contributions are subject to certain Internal Revenue Service (“IRS’) limitations.
Investments Elections
A participant may elect to direct the employee and employer contributions to each, or any investment fund specified in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting
Participants are fully vested in their contributions and earnings thereon. Employees will be 25% vested in the Company match portion of their account with each year of service they complete and fully vested after four years of service.
Forfeitures
Forfeitures from
non-vested
participants’ accounts are used to reduce future Company contributions or to pay for administrative expenses. As of December 31, 2025, and 2024, forfeited non-vested
accounts totaled $238,011 and $140,855, respectively. During 2025, $185,016 of the forfeitures was used to pay certain administrative expenses and $12,237 was used to reduce Company contributions.
Revenue Sharing
The Plan receives quarterly revenue credits under its trust agreement that are funded by Fidelity and are attributable to certain Fidelity investment products, service payments received on certain non-Fidelity
investment products, and net float earnings.. The revenue credit account can be used to pay plan expenses or can be allocated to eligible plan participants as defined in the agreement. Revenue earned from this agreement is recorded as other income amount in the statement of changes of net assets available for benefits. The Plan received approximately $145,500 of revenue credits during 2025, approximately $121,600 of which were allocated to eligible Plan participants and $15,400 of which were used to pay plan expenses. As of December 31, 2025 and 2024, approximately $70,900 and $60,000, respectively, remains in the revenue credit account. Any excess revenue over the Plan expenses during the year will be used to pay future Plan expenses or allocated to eligible plan participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Payment of Benefits
Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59
 1
/
2
may
 be subject to a
10
% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his/her account. Upon the death of a participant, the value of such participant’s account shall be distributed to his/her beneficiary. Participants with vested account balances of less than $
7,000
will be automatically cashed out if terminated. Any distribution greater than $
1,000
that is made to a participant without the participant’s consent before the participant’s normal retirement age will be rolled into an individual retirement plan designated by the Plan administrator. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.
Notes Receivable from Participants
Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment
of loan balances by participants are reported as taxable distributions from the loan fund. Interest rates on loans outstanding at December 31, 2025 ranged from 5.25% to 10.50%.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in these financial statements.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Employer stock fund, which principally invests in a single security.
The Plan’s investments include certain individual investments that represent significant concentrations as a percentage of net assets available for benefits. As of December 31, 2025 and 2024, such concentrations included two investments totaling $193,298,339 and two investments totaling $192,180,004, respectively.
Investment Valuation and Income (Loss) Recognition
The Plan’s investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend
date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Contributions from participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits
Benefit are recorded when paid.
Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the
Company.

3.	Fair Value Measurements
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under GAAP are described as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities, quoted market prices in markets that are active, or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Common Stock
: The Common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.
Mutual Funds
: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 measurements).
Common Collective Trusts and Commingled Pools:
Valued at the net asset value using NAV as the practical expedient based on the last reported sales price of the underlying investments held. The Plan’s interest in these funds is based on information reported by the trustee. The investment income (loss) is allocated to participants based on their proportionate share of the net assets of the funds.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

2025	Total	Level 1
Common stock	$9,135,740	$9,135,740
Mutual funds	301,499,178	301,499,178

Total investments in the fair value hierarchy	310,634,918	310,634,918
Common collective trusts and commingled pools measured at NAV*	197,868,479	—

Total	$508,503,397	$310,634,918

2024	Total	Level 1
Common stock	$6,416,551	$6,416,551
Mutual funds	336,994,237	336,994,237

Total investments in the fair value hierarchy	343,410,788	343,410,788
Common collective trust measured at NAV*	109,667,124	—

Total	$453,077,912	$343,410,788

*
Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

-
8-

Fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent) follows:

Fair Value at:		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2025
Common collective trusts	$106,295,583	N/A	Immediate	90-days
Commingled pools	91,572,896	N/A	Immediate	30-days

	$197,868,479

December 31, 2024
Common collective trust	$109,667,124	N/A	Immediate	90-days

The common collective trusts participates in a stable value fund that invests primarily in Guaranteed Investment Contracts (“GIC”) issued by insurance companies; Bank Investment Contracts (“BIC”) issued by banks; structured or Synthetic Investment Contracts (“SIC”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); Separate Account Contracts (“SAC”); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts).
The Fidelity Freedom commingled pools invest in diversified portfolios of equity and fixed-income investments through underlying Fidelity funds and related short-term investments, with allocations that gradually shift to a more conservative mix as the applicable target retirement date nears and, for the income-oriented pool, after retirement.

4.	Tax Status
The IRS has determined and informed the Company by a letter dated October 11, 2017, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of such tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party and Party-In-Interest Transactions
The recordkeeping and custody functions for the underlying investments held by the Plan are performed by affiliates of Fidelity . Certain investments of the Plan are shares of mutual funds advised by affiliates of Fidelity . Another investment in the Plan is an investment fund comprised primarily of shares of common stock (“Employer stock fund”) issued by ING Groep N.V. (“ING”). ING is the ultimate parent of the Company as defined by the Plan. The Plan held 326,276.420 and 409,479.941 shares valued at $9,135,740 and $6,416,551 as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, dividends of $506,662 were received by the Plan from the Company and the Plan purchased 41,934.271 shares and sold 125,137.792 shares.
Additionally, the Plan issues notes to participants, which are secured by the balance in the participants’ accounts. All of these transactions qualify as party-in-interest
transactions.

6.	Plan Termination
While the Company has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company. In the event of such termination of the Plan, affected participants would become 100% vested and the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination, subject to the provisions of ERISA.

7.	SECURE Act 2.0
On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which includ
e
d SECURE Act 2.0. SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Most of the significant provisions became effective in 2024 and thereafter. Accordingly, there is no material impact to the Plan’s 2025 financial statements.

8.	Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, and has determined that no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
EIN #
13-3713590,
Plan # 002
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2025

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	ING Groep NV	Common Stock		$9,135,740
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity Government Money Market Fund		263,032
	American Century Investments	American Century Small Cap Growth IV		10,269,513
	Capital Group	American Funds Balanced Fund Class R6		7,425,922
	Dimensional Fund Advisors	DFA U.S. Small Cap I		14,539,872
	PIMCO	PIMCO All Asset Institutional		2,063,017
	PIMCO	PIMCO High Yield Inst		6,578,580
	T. Rowe Price	T. Rowe Price Equity Income Fund		30,696,110
	Baird	Baird Core Plus Institutional		7,322,048
	Baird	Baird SH TM Bond IS		8,511,983
	Blackrock	iShares U.S. Aggregate Bond Index K		6,104,001
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity International Index Fund		18,271,702
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity 500 Index Fund		128,768,274
*	Fidelity Emerging Markets Index Fund	Fidelity Emerging Markets Index Fund		5,145,459
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity Mid Cap Index Fund		14,436,819
	Carillon Family of Funds	Carillon Eagle Mid Cap Growth R6		13,790,004
	Cohen & Steers	Cohen & Steers Institutional Realty Shares		9,846,309
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity International Capital Appreciation K6		9,290,221
	Seafarer Funds	Seafarer OS GR&IN IV		6,776,348
	Parnassus	Parnassus Core Equity IS		1,399,964

	Total Mutual Funds			301,499,178
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom Retire B		1,151,261
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2010 CP B		224,493
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2015 CP B		197,501
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2020 CP B		1,222,128
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2025 CP B		736,518
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2030 CP B		9,759,815
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2035 CP B		8,510,170

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
EIN #
13-3713590,
Plan # 002
Schedule H, Line 4(i) - Schedule of Assets (Held at
E
nd of Year)
DECEMBER 31, 2025

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2040 CP B		$20,823,394
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2045 CP B		11,373,711
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2050 CP B		12,809,512
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2055 CP B		11,158,325
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2060 CP B		10,247,090
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2065 CP B		3,041,484
*	Fidelity Institutional Asset Management Trust Company	Fidelity Freedom 2070 CP B		317,494

	Total Commingled Pools			91,572,896
	Harbor Trust Company	Harbor Capital Appreciation CIT 2		64,530,065
	T. Rowe Price	T. Rowe Price Stable Value Fund		41,765,518

	Total Common Collective Trusts			106,295,583
				508,503,397
*	Participant Loans	Interest rates range from 5.25% - 10.50% with maturities through 2035	—	1,814,542

				$510,317,939

*	Party-in-interest as defined by ERISA
(1)	Cost is not required for participant-directed investment

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

By:	/s/ Brennan Cumming
Brennan Cumming, Director, Human Resources
Dated: June 26, 2026

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form
S-8
(No.
333-168020
and
No. 333-215535)
of ING Financial Services LLC, of our report dated June 26, 2026, relating to the financial statements and supplemental schedule of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) appearing in this Annual Report on Form
11-K
of the Plan for the year ended December 31, 2025.
/s/ Baker Tilly US, LLP
Peachtree Corners, Georgia
June 26, 2026